May 18, 2012

Via EDGAR & Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549

Re:	Response Biomedical Corporation
Schedule 14A
Filed May 3, 2012
File No. 000-50571

Ladies and Gentleman:

Response Biomedical Corporation, or the Company, provides this response to the comments of the staff (“Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Schedule 14A (the “Preliminary Proxy Statement”), which were furnished by your letter dated May 16, 2012 (the “Staff Letter”).  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

Schedule 14A

Proposal 3 Approve Prior Stock Option Grants and Amendments to Stock Option Plan, page 18

1.
Your resolution asks shareholders to ratify and approve the prior grant of 10.6 million options and approve an increase in the number of shares issuable under your 2008 Stock Option Plan.  These appear to be related but separate matters.  Please advise us how you considered Rules 14A-4(a)(3) and (b)(1) with respect to your proposal or revise.

The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

2.
Please provide a complete description of all material features of your Plan, as amended.  See Item 10(a)(1) of Schedule 14A.  For guidance on the staff’s view, please consider Manual of Publicly Available Telephone Interpretations No. 25 available at http://222.sec.gov/interps/telephone/cftelinterps_proxrules-sch14a.pdf.

1781 – 75th Avenue W., Vancouver, BC V6P 6P2
www.responsebio.com

U.S. Securities and Exchange Commission
May 18, 2012

The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

3.	Please provide the table required by Item 10(a)(2)(i) of Schedule 14A. For guidance on the staff’s view, please consider Manual of Publicly Available Telephone Interpretations No. 28.

The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

4.
Please provide the disclosure requested by Item 10(b)(2)(i) and (ii) of Schedule 14A.  For guidance on the staff’s view, please consider Manual of Publicly Available Telephone Interpretations Nos. 36 and 40.

The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

5.	Please include a copy of your revised plan as an appendix to your proxy. See Instruction 3 to Item 10 of Schedule 14A.

The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

*                                          *                                           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (604) 456-6027 if you have any questions regarding this letter.

Sincerely, /s/ Richard A. Canote Richard A. Canote Chief Financial Officer

Enclosures

1781 – 75th Avenue W., Vancouver, BC V6P 6P2
www.responsebio.com

U.S. Securities and Exchange Commission
May 18, 2012

cc:	Jay Williamson, Securities Exchange Commission (w/ enclosures)
Jim Lopez, Securities Exchange Commission (w/ enclosures)

Peter Thompson (w/o enclosures)
Rich Canote (w/o enclosures)
Scott Watkinson, Wilson Sonsini Goodrich & Rosati P.C. (w/o enclosures)
Anthony Mauriello, Wilson Sonsini Goodrich & Rosati P.C. (w/o enclosures)
Warren Learmonth, Borden Ladner Gervais LLP (w/o enclosures)

1781 – 75th Avenue W., Vancouver, BC V6P 6P2
www.responsebio.com

Securities and Exchange Commission
May 18, 2012
Supplemental Page 1

Oral Comment

In response to an oral comment received from the Staff the Company has revised page 24 of the Preliminary Proxy Statement to disclose the market value of the securities underlying the options as of a recent practicable date, specifically the closing price of the Company’s common stock on the Toronto Stock Exchange on May 17, 2012 of $0.10 per share, or $1,064,503.40 in the aggregate for all options subject to approval pursuant to the applicable resolution.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
The Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

Response Biomedical Corporation

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION

May [__], 2012

INVITATION TO SHAREHOLDERS

Dear Shareholder,

We are pleased to invite you to attend our 2012 annual meeting of shareholders to be held on Tuesday, June 19, 2012 at 10:00 a.m. Pacific time, at our headquarters located at 1781-75th Avenue W. Vancouver, BC, Canada. The formal meeting notice and information circular are attached.

At this year's annual meeting, our shareholders will be asked to:

- set the size of the board at six directors and elect six directors for a one-year term to expire at the 2013 Annual Meeting of Shareholders;
- approve a special resolution approving the consolidation of our outstanding common shares at a ratio of twenty (20) to one (1), as more particularly described in the information circular;
- approve an ordinary resolution ~~approving the prior grant of certain options and~~ approving certain amendments to our existing 2008 stock option plan, as more particularly described in the information circular; ~~and~~
- approve an ordinary resolution approving the prior grant of certain options under our 2008 stock option plan, as more particularly described in the information circular; and
- approve the appointment of PricewaterhouseCoopers LLP, as our auditors to hold office until our next annual general meeting.

It is important that you use this opportunity to take part in the affairs of Response Biomedical Corporation by voting on the business to come before this meeting. After reading the enclosed Information Circular, please promptly mark, sign, date and return the enclosed Proxy or voting instruction form and the reply card as instructed to ensure that your shares will be represented. Regardless of the number of shares you own, your careful consideration of, and vote on, the matters before our shareholders is important.

Thank you for your ongoing support of Response Biomedical Corporation. We look forward to seeing you at our annual meeting.

Sincerely yours,

Peter A. Thompson, M.D.
Chief Executive Officer and Chairman of the Board

1781-75th Avenue W.
Vancouver, BC
Canada V6P 6P2

RESPONSE BIOMEDICAL CORPORATION

NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS AND INFORMATION CIRCULAR

To the Shareholders of Response Biomedical Corporation:

Notice is hereby given that the Annual Meeting of the Shareholders of Response Biomedical Corporation, will be held on June 19, 2012 at 10:00 a.m. Pacific Time at 1781 – 75th Avenue W., Vancouver, BC for the following purposes:

1. To set the size of our board at six directors and elect six directors for a one-year term to expire at the 2013 Annual Meeting of Shareholders. Our present board of directors has nominated and recommends for election as directors the following persons:

Anthony F. Holler, M.D.
Joseph D. Keegan, Ph.D.
Clinton H. Severson
Lewis J. Shuster
Peter A. Thompson, M.D.
David G. Wang, M.D.

2. To approve a special resolution approving the consolidation of our outstanding common shares at a ratio of twenty (20) to one (1), as more particularly described in the information circular accompanying this Notice of Annual Meeting.

3. To approve an ordinary resolution ~~approving the prior grant of certain options and~~ approving certain amendments to our existing 2008 stock option plan, as more particularly described in the information circular accompanying this Notice of Annual Meeting.

4. To approve an ordinary resolution approving the prior grant of certain options under our 2008 stock option plan, as more particularly described in the information circular accompanying this Notice of Annual Meeting.

5. To approve the appointment of PricewaterhouseCoopers LLP as auditors to hold office until our next annual general meeting.

~~5~~6. To transact such other business as may be properly brought before our annual meeting or any adjournment thereof.

Our board of directors has fixed the close of business on April 23, 2012 as the record date for the determination of shareholders entitled to notice of and to vote at our annual meeting and at any adjournment or postponement thereof.

Accompanying this Notice is a Proxy. **Whether or not you expect to be at our Annual Meeting, please complete, sign and date the Proxy you received in the mail and return it promptly**. If you plan to attend our Annual Meeting and wish to vote your shares personally, you may do so at any time before the Proxy is voted.

All shareholders are cordially invited to attend the meeting.

By Order of the Board of Directors,

/s/ Peter A. Thompson
Peter A. Thompson, M.D.
Chairman of the Board

May [__], 2012

TABLE OF CONTENTS

	Page
INFORMATION CIRCULAR	1
Shareholder Proposals	2
Annual Report	3
Householding of Proxy Materials	3
CORPORATE GOVERNANCE AND BOARD OF DIRECTORS	4
Board Leadership Structure	4
Board Role in Risk Oversight	4
Board Meetings	4

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Committees of the Board 5
Director Nomination Process 7
Identification and Evaluation of Nominees for Directors 8
Communications with the Board of Directors 8
Code of Business Conduct and Ethics 9
Corporate Governance Documents 9
Pricing Committee 9
2011 Compensation of Directors 9
Director Attendance at Annual Meetings 10
PROPOSAL 1 - ELECTION OF DIRECTORS 11
Board Structure 11
Nominees to Be Elected (Term Expiring in 2013) 11
Information Regarding Directors 11
Required Vote 13
Recommendation 14
Director Independence 14
Cease Trade Orders, Bankruptcies, Penalties or Sanctions 14
PROPOSAL 2 — SPECIAL RESOLUTION RELATED TO PROPOSED CONSOLIDATION OF OUTSTANDING COMMON SHARES 16
Recommendation 17
PROPOSAL 3 — APPROVE PRIOR STOCK OPTION GRANTS AND AMENDMENTS TO STOCK OPTION PLAN 18
Prior Grant of OptionsBackground 18
Increase to Maximum Number of Common Shares Issuable Under Plan 18
Recommendation 19
Summary of Terms of 2008 Stock Option Plan 19
Number of Awards Granted to Employees, Consultants, and Directors 21
PROPOSAL 4 — APPOINTMENT OF AUDITORSAPPROVE PRIOR STOCK OPTION GRANTS 2124
Principal Accounting Fees and ServicesBackground 2124
Recommendation 25
Audit Committee Policy Regarding Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent AuditorsNumber of Awards Granted to Employees, Consultants, and Directors 2225
PROPOSAL 5 27
Recommendation 2228
Report of the Audit Committee 23
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING 2430
EXECUTIVE COMPENSATION 2733
Our Executive Officers 2733
Executive Compensation 2834
Outstanding Equity Awards at Fiscal Year-End 2935
Employment Arrangements and Change of Control Arrangements 3036
Perquisites 3137
Option Exercises and Stock Vested at Fiscal Year End 3137
Pension Benefits 3137
Nonqualified Deferred Compensation 3137
Non-Employee Director Compensation 3137
Compensation Committee Interlocks and Insider Participation 3138
Performance Graph 3238
Compensation Committee Interlocks and Insider Participation 32
RELATED PERSON TRANSACTIONS AND SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 3339
Related Person Transactions 3339
Directors' and Officers' Liability Insurance 3440
Policy Concerning Audit Committee Approval of Related Person Transactions 3440
Section 16(a) Beneficial Ownership Reporting Compliance 3440
SECURITY OWNERSHIP 3541
OTHER BUSINESS 3743

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RESPONSE BIOMEDICAL CORPORATION

INFORMATION CIRCULAR

The Board of Directors of Response Biomedical Corporation, a Vancouver, British Columbia, Canada corporation, or the Company, is soliciting the Proxy for use at our Annual Meeting of Shareholders to be held on June 19, 2012 at 10:00 a.m. Pacific Time at 1781 - 75th Avenue W. Vancouver, BC V6P 6P2 Canada and at any adjournments or postponements thereof.

A proxy is your legal designation of another person to vote the stock you own. The person you designate is your "proxy," and you give the proxy authority to vote your shares by submitting the enclosed proxy card or, if available, voting by telephone or over the Internet. We have designated our chief executive officer, Dr. Peter A. Thompson, our chief financial officer, Richard A. Canote, and our Vice President, Administration and Corporate Communications, Patricia Massitti, to serve as proxies for the annual meeting.

We are providing these proxy materials in connection with the solicitation by our board of directors of proxies to be voted at our 2012 annual meeting of shareholders, which will take place on June 19, 2012 at 10:00 a.m. Pacific Time at our headquarters located at 1781 - 75th Avenue W. Vancouver, BC V6P 6P2 Canada. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this information circular.

The information in this information circular relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and most highly paid executive officers, our corporate governance policies, information on our board of directors, and certain other required information.

This information circular and the accompanying proxy card, notice of annual meeting, and voting instructions are being mailed starting May [__], 2012, to all shareholders of record entitled to vote at the annual meeting

A proxy may be revoked by written notice to the Secretary of the Company at any time prior to the voting of the proxy, or by executing a subsequent proxy prior to voting or by attending the meeting and voting in person. Unrevoked proxies will be voted in accordance with the instructions indicated in the proxies, or if there are no such instructions, such proxies will be voted:

- "FOR" the setting of the size of our board at six members;
- "FOR" the election of the six nominees as directors named in the information circular;
- "FOR" the consolidation of our outstanding common shares on a twenty (20) for one (1) basis;
- "FOR" the approval of certain ~~prior stock option grants and certain~~ amendments to our existing 2008 stock option plan;
- "FOR" the approval of certain prior stock options granted under our 2008 stock option plan; and
- "FOR" the appointment of PricewaterhouseCoopers LLP as our auditors to hold office until our next annual general meeting.

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Shares represented by proxies that reflect abstentions or include "broker non-votes" will be treated as present and entitled to vote for purposes of determining the presence of a quorum. Abstentions have the same effect as votes "against" the matters, except in the election of directors. "Broker non-votes" do not constitute a vote "for" or "against" any matter and thus will be disregarded in the calculation of "votes cast."

Shareholders of record at the close of business on April 23, 2012 (the "Record Date"), will be entitled to vote at the annual meeting or vote by proxy using the Proxy Card that was mailed to you with the Notice of Annual Meeting. As of the Record Date, 129,078,166 of our common shares without par value were outstanding. Each share of our common stock is entitled to one vote. Two people present at the meeting, in person or by proxy, and holding in the aggregate not less than 5% of one copy of our notice of annual meeting, information circular and 2011 annual report, unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Shareholders who wish to participate in householding will continue to receive separate proxy cards.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the notice of annual meeting, information circular, 2011 annual report and accompanying documents, or if you hold stock in more than one account, and, in either case, you wish to receive only a single copy of each of these documents for your household, please notify your broker, direct your written request to Response Biomedical Corp., Investor Relations; 1781 – 75th Avenue W., Vancouver, BC V6P 6P2 or contact Response Biomedical Corp. at 604-456-6010. Shareholders who currently receive multiple copies of the proxy materials at their address and would like to request "householding" of their communications should contact their brokers.

If you participate in householding and wish to receive a separate copy of this notice of annual meeting, information circular, 2011 annual report and the accompanying documents, or if you do not wish to continue to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare Trust Company, N.A. by telephone (toll free) at 1-800-564-6253 or to Response Biomedical Corp., as indicated above.

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CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

Board Leadership Structure

Our board of directors does not have a policy on whether or not the roles of chief executive officer and chairman of the board should be separate and, if they are to be separate, whether the chairman of the board should be selected from the non-employee directors or be an employee. The offices of chief executive officer and chairman of the board have been at times combined and at times separated, and our board of directors considers such combination or separation in conjunction with, among other things, its succession planning processes. Our board of directors believes that it should be free to make a choice regarding the leadership structure from time to time in any manner that is in the Company's and its shareholders' best interests.

We currently have combined the roles chairman of the board and chief executive officer. Our board of directors does not have a lead independent director. We believe this is appropriate because our board includes a number of seasoned independent directors. In concluding that having Dr. Peter A. Thompson serve as chief executive officer and chairman of the board represents the appropriate structure for the Company at this time, our board of directors considered the benefits of having the chief executive officer serve as a bridge between management and our board of directors, ensuring that both groups act with a common purpose. Our board of directors also considered Dr. Thompson's knowledge regarding our operations and the industry in which we compete and his ability to promote communication, to synchronize activities between our board of directors and our senior management and to provide consistent leadership to both our board of directors and the Company in coordinating our strategic objectives. Our board of directors further concluded that the combined role of chairman of the board and chief executive officer ensures there is clear accountability.

Board Role in Risk Oversight

While each of the committees of our board of directors evaluate risk in their respective areas of responsibility, our corporate governance and nominating committee is primarily responsible for overseeing the Company's risk management processes on behalf of the full board. We believe that employing a committee specifically focused on the Company's risk profile is beneficial, given the increased importance of monitoring risks in the current economic and business climate. Our corporate governance and nominating committee discusses the Company's risk profile, and the corporate governance and nominating committee reports to the full board on the most significant risk issues. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements.

While our board of directors and our corporate governance and nominating committee oversee the Company's risk management, Company management is ultimately responsible for day-to-day risk management activities. We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that our board leadership structure supports this approach.

Board Meetings

Fractional common shares which would otherwise be issued to shareholders in connection with the Consolidation will be not be issued but will, instead, be rounded down to the next nearest whole number of common shares. If the Consolidation Resolution is approved at our annual meeting and our board directors decides to proceed with the Consolidation, we will send letters of transmittal to each registered shareholder providing instructions on those shareholders may obtain new certificates representing the number of common shares to which they are entitled as a result of the Consolidation.

At our annual meeting, or any adjournment thereof, shareholders will be asked to consider and if deemed appropriate, pass, with or without variation, the Consolidation Resolution as follows:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. Subject to the receipt of all required regulatory approvals (including the approval of the Toronto Stock Exchange, or TSX), the consolidation of the outstanding common shares, or the "Common Shares, of Response Biomedical Corporation, or the Company, on the basis of twenty (20) old Common Shares for one (1) new Common Share, the Consolidation, is hereby approved;

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2. No fractional Common Shares will be issued in connection with the Consolidation. Where any shareholder would otherwise be entitled to receive a fractional share as a result of the Consolidation, such fraction shall be rounded down to the next lower whole number;

3. Notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Company, the directors of the Company may in their discretion revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares of the Company; and

4. Subject to the directors determining to proceed with the Consolidation, any one director or officer of the Company is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this special resolution, including the filing of all necessary documents with regulatory authorities including the TSX."

Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE SPECIAL RESOLUTION RELATED TO THE PROPOSED CONSOLIDATION OF OUR OUTSTANDING COMMON SHARES ON THE BASIS OF TWENTY (20) OLD COMMON SHARES FOR ONE (1) NEW COMMON SHARE.

The affirmative vote of not less than two-thirds of the votes properly cast at our annual meeting will be required to approve the Consolidation Resolution.

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PROPOSAL 3

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At our annual meeting, the stock~~share~~holders will be asked to approve an ordinary resolution~~:~~ amending the terms of our 2008 Stock Option Plan, or the Plan, to increase the maximum number of common shares which may be issued upon exercise of options granted under that Plan from 1,700,000 to 24,200,000 (the "Option Pool Resolution")

~~(a) approving an amendment to the terms of our 2008 Stock Option Plan, or the Plan, to increase the~~

~~maximum number of common shares which may be issued upon exercise of options granted under that Plan from 1,700,000 to 24,200,000; and~~

~~(b) approving the prior grant of a total of 10,645,034 options to acquire common shares under the Plan, which was approved by our board of directors on April 2, 2012 but made specifically subject to receipt of shareholder approval at our annual meeting.~~

~~Prior Grant of Options~~

~~In early 2012, the Board of Directors assessed overall compensation levels for our officers, directors and employees and determined that it was appropriate to grant a total of 10,645,034 options to acquire common shares under the Plan. These options were all granted on April 2, 2012 with an exercise price of $0.11 per share and a term of 10 years. All such options were granted on condition that they could not be exercised until they were approved by shareholders at the Annual Meeting.~~

~~The options granted fall generally into 3 categories:~~

- ~~3,333,333 options were issued to our chief executive officer, Peter Thompson, as additional compensation for his service after the resignation of our former Chief Executive Officer in August, 2011. These options all vest immediately upon issue.~~
- ~~400,000 options were issued to each member of our board of directors other than Peter Thompson (for a total of 2,000,000 options). These options all vest fully and will be exercisable on April 2, 2013.~~
- ~~5,311,701 options were issued to various of our officers and employees. These options vest as follows:~~

~~(a) 25% of such options will vest and be exercisable on April 2, 2013; and~~

Formatted Table

~~(b) an additional 1/48th of such options will vest and be exercisable on the first day of each calendar month beginning in May, 2013 and continuing for 35 additional consecutive calendar months until all such options are fully vested.~~

Formatted Table

~~Increase to Maximum Number of Common Shares Issuable Under Plan~~
Background

Under our existing Plan, the maximum number of common shares that may be issued upon exercise of options granted under that Plan is 1,700,000~~.~~, which represents approximately 1.32% of the number of currently issued and outstanding shares. Prior to the option grant described ~~above~~in Proposal 4 which follows, there were a total of 1,~~431,445~~156,155 options available to ~~acquire common shares issued~~ be granted under the Plan. Accordingly, in order to permit the exercise of the additional options ~~granted above~~described in Proposal 4 and to give the Board of Directors flexibility to grant additional options in future years when the Board considers it to be in our best interests to do so, the Board is seeking approval to increase the maximum number of common shares issuable under the Plan from 1,700,000 to 24,200,000. If approved, the new maximum number of shares issuable under the Plan would represent approximately ~~15.6~~18.75% of the number of common shares currently outstanding and approximately 9.8% of the number of common shares outstanding on a fully diluted basis.

In order to approve these prior grants of options, shareholders will be asked to approve the Option Pool Resolution at our annual meeting. The affirmative vote of the holders of the majority of the shares of our common stock represented and voting at our annual general meeting will be required to approve the Option Pool Resolution.

The full text of the Option Pool Resolution is set out below.

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~~At our annual meeting, or any adjournment thereof, shareholders will be asked to consider and if deemed appropriate, pass, with or without variation, the following resolution:~~

"BE IT RESOLVED THAT:

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~~§~~1. ~~The prior grant~~An increase in the maximum number of ~~a total of 10,645,034 options to acquire~~ common shares issuable upon exercise of options granted under the ~~Response Biomedical Corporation, or the Company, 2008 Stock Option~~ Plan~~, or the Plan, as described in the information circular for this annual meeting~~, from 1,700,000 to 24,200,000 is hereby ~~ratified, confirmed and~~

approved;

6. ~~An increase in the maximum number of common shares issuable upon exercise of options granted under the Plan from 1,700,000 to 24,200,000 is hereby approved;~~

~~7~~2. The directors are authorized to prepare and file with the Toronto Stock Exchange, or the TSX, an amended form of the Plan to reflect the new maximum number of common shares issuable thereunder; and

~~8~~3. Any one director or officer of the Company is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this resolution, including the filing of all necessary documents with regulatory authorities including the TSX."

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Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE ~~FOREGOING RESOLUTIONS~~OPTION POOL RESOLUTION.

Shareholders should be aware that, if the Prior Grant Resolution (as described in Proposal 4 below) is approved but the Option Pool Resolution is not approved, then the prior grants referred to in Proposal 4 will not become effective because there will not be a sufficient number of shares issuable under our Plan to permit such issuance. If the Option Pool Resolution is approved but the Prior Grant Resolution is not approved, then the prior grants referred to in Proposal 4 will not become effective but the number of shares issuable under our Plan will be increased to 24,200,000 and our board of directors will have discretion to issue options in the future (including to individuals who would have received the prior grants referred to in Proposal 4) consistent with the requirements of the Plan.

The full text of our Plan, as it will appear if the Option Pool Resolution is approved at our annual meeting, is set out in Appendix C.

Summary of Terms of 2008 Stock Option Plan

Our 2008 Stock Option Plan, or the Plan, governs our issuance of stock options. The Plan was originally approved by stock~~hareh~~olders at our 2008 Annual General Meeting.

Our board of directors, or a committee of the board of directors that it appoints, has the sole discretion to grant options to any executives, employees and consultants, or the Eligible Individuals, on the terms set out in the Plan, provided no option may be granted to a consultant that is in the United States unless the consultant is a natural person providing bona fide services to us. As of the date of this information circular (~~and, therefore~~ not including the options granted on April 2, 2012 described ~~above~~in Proposal 4, which are subject to shareholder approval), there are ~~currently 160,939~~ 135,899 options issued under the Plan (with a weighted average exercise price of $3.02) and 1,~~131,115~~156,155 common shares reserved for issuance pursuant to the valid exercise of options issued under the Plan (not including any increase approved by stock~~hareh~~olders at our annual meeting), being approximately 0.1% and 0.9% of the total number of outstanding common shares, respectively.

The Plan contains the following participation limits:

- no one optionee may receive shares under the Plan which, together with all of the Company's other previously established or proposed share compensation arrangements, exceed 5% of the outstanding issue;
- insiders of the Company may not receive shares under the Plan which, in aggregate, together with all of the Company's other previously established or proposed share compensation arrangements, exceed 10% of the outstanding issue; and
- within a one-year period: (i) insiders of the Company may not receive shares under the Plan which, in aggregate, together with all of the Company's other previously established or proposed share compensation arrangements, exceed 10% of the outstanding issue; (ii) any one optionee who is an insider (and associates of such insider) may not receive shares under the Plan which, together with all of the Company's other previously established or proposed share compensation arrangements, exceed 5% of the outstanding issue; and (iii) any non-employee director may not receive shares under the Plan which, together with all of the Company's other previously established or proposed share compensation arrangements, exceed 1% of the outstanding issue.

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~~In any one-year period, our insiders may not receive, in aggregate, a number of options equal to more than 10% of the outstanding issue. In any one-year period, no Eligible Individual is entitled to receive a number of options equal to more than 5% of the outstanding issue.~~

Our board of directors sets the exercise price of an option in its sole discretion, subject to the requirement that the exercise price be no lower than market value. Market value is determined by the closing price of our common shares on our primary organized trading facility (currently the Toronto Stock Exchange), or as determined to be fair value by our board of directors. Options granted under the Plan vest according to the vesting schedule of the respective option agreement, as determined by our board of directors, unless vesting is accelerated at the discretion of our board of directors. The expiry date of options may not be later than the tenth anniversary of the date the options were granted.

~~The option holder's~~An optionee's entitlement to options which are granted under the Plan but which remain unexercised ceases (either immediately or after a specifi~~ed~~c period ~~of up to 6 months, depending on the reason for such individual's departure~~) upon the ~~Eligible Individual~~individual no longer holding office, with the Company (i.e., ceasing to be employed or ~~when~~engaged by the ~~employment of~~ Company). Where an optionee ceases to hold office other than by reason of death or disability, the ~~Eligible Individual~~ expiry date of his/her Options is ~~terminated for any reason, including~~the earlier of: (i) the 90th day following the date he/she ceases to hold such position; and (ii) the date on which the Options would otherwise have expired. Where the optionee ceases to hold office as a result of termination for cause, resignation ~~–~~ or by reason of an order made by a regulatory authority, the expiry date of his/her Options is the date he/she ceases to hold office. Where an optionee ceases to hold office as a result of death or disability, the expiry date of his/her Options is the earlier of: (i) 6 months after such death or disability; and (ii) the date on which the Options would otherwise have expired. Options are non-assignable, except in certain conditions related to death or disability.

The following features of the Plan may be amended by the Company without shareholder approval: (i) altering, extending or accelerating the terms and conditions of vesting of any options; (ii) accelerating the expiry date of options; (iii) amending the definitions contained within the Plan; (iv) amending or modifying the mechanics of exercise of options, provided however, payment in full of the exercise price shall not be so amended or modified; (v) effecting amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Plan or any option certificate; (vi) effecting amendments necessary to comply with the provisions of regulatory requirements; (vii) effecting amendments respecting the administration of the Plan; and (viii) effecting amendments necessary to suspend or terminate the Plan. In addition, the Company may make any other amendments for which shareholder approval is not required by law or regulatory rule.

The following features of the Plan may only be amended if approved by shareholders: (i) amendments that increase the number of shares issuable under the Plan (except such increases by operation of the capital adjustment provisions of the Plan); (ii) any reduction in the exercise price of an option if the optionee is not an insider of the Company at the time of the proposed amendment; and (iii) amendments required to be approved by shareholders under applicable law.

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Disinterested shareholder approval (as defined in the policies of the TSX) will be required for: (i) amendments to the Plan that could result at any time in the number of shares reserved for issuance under the Plan to insiders exceeding the participation limits described above; (ii) amendments to the Plan that could result at any time in the granting to insiders, within a 12-month period, of a number of options exceeding 10% of the outstanding issue; (iii) any reduction in the exercise price of an option if the option holder is an insider at the time of the proposed amendment; and (iv) amendments requiring disinterested shareholder approval under applicable law or regulatory rule.

We do not provide financial assistance to participants under the Plan. As of May 15, 2012, the total number of individuals (being our directors, officers, employees or eligible consultants) entitled to participate in our Plan was 65 (i.e. 6 directors, 59 employees and no consultants).

Number of Awards Granted to Employees, Consultants, and Directors

Formatted: Indent: First line: 0"

The number of awards that an employee, director or consultant may receive under our 2008 Stock Option Plan is in the discretion of the board of directors and therefore cannot be determined in advance. The following table sets forth (i) the aggregate number of common shares subject to options granted under our Plan to our named executive officers during the last fiscal year and (ii) the average per share exercise price of such options.

Name of Individual or Group	**Number of Shares Subject to Options Granted in 2011**	**Average Per Share Exercise Price**
Peter A. Thompson, M.D.	Nil	N/A
Richard A. Canote	Nil	N/A
Barbara Kinnaird Steen, Ph.D.	Nil	N/A
Patricia Massitti	Nil	N/A
Anastasios Tsonis	12,500	$ 0.34
All executive officers, as a group	12,500	$ 0.34
All directors who are not executive officers, as a group	Nil	N/A
All employees who are not executive officers, as a group	3,100	$ 0.34

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SUMMARY OF UNITED STATES FEDERAL TAX CONSEQUENCES

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the Plan for U.S. taxpayers. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant's death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two (2) years following the date the option was granted nor within one (1) year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two (2) years after the date of grant or within one (1) year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options

Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special U.S. tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.

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Section 409A

Under the provisions of Section 409A, there are potentially significant unfavorable tax consequences of holding a nonstatutory stock option with an exercise price that is less than the fair market value of the common stock underlying any such option as of such option's original grant date. Section 409A provides that nonstatutory stock options issued with an exercise price less than the fair market value of the underlying stock on the date of grant must have fixed exercise dates or meet another exception permitted by Section 409A to avoid early income recognition and an additional 20% tax, plus penalty and interest charges. The Company will also have withholding and reporting requirements with respect to such amounts.

Tax Effect for the Company

The Company generally will be entitled to a tax deduction in connection with an option under the Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) and applicable guidance.

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~~The Plan may be amended as set out in the plan. We do not provide financial assistance to participants under the Plan.~~

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PROPOSAL 4

APPROVE PRIOR STOCK OPTION GRANTS

At our annual meeting, the stockholders will be asked to approve an ordinary resolution approving the prior grant of a total of 10,645,034 options to acquire common shares under the Plan, which was approved by our board of directors on April 2, 2012 but made specifically subject to receipt of stockholder approval at our annual meeting (the "Prior Grant Resolution").

Background

In early 2012, the Board of Directors assessed overall compensation levels for our officers, directors and employees and determined that it was appropriate to grant a total of 10,645,034 options to acquire common shares under the Plan. These options were all granted on April 2, 2012 with an exercise price of $0.11 per share and a term of 10 years. All such options were granted on condition that they could not be exercised until they were approved by stockholders at our annual meeting.

The options granted fall generally into three categories:

- 3,333,333 options were issued to our chief executive officer, Peter Thompson, as additional compensation for his service after the resignation of our former Chief Executive Officer in August, 2011. These options all vest immediately upon issue.

- 400,000 options were issued to each member of our board of directors other than Peter Thompson (i.e. 400,000 to each of Anthony Holler, Joseph Keegan, Clinton Severson, Lewis Shuster and David Wang, for a total of 2,000,000 options). These options all vest fully and will be exercisable on April 2, 2013.

- 5,311,701 options were issued to various of our officers and employees. Of these:

  - 2,612,500 options were issued to our officers (i.e. 1,290,000 options were issued to Barbara Kinnaird, Vice President; 1,000,000 options were issued to Patricia Massitti, Vice President, Administration and Corporate Communications; and 322,500 options were issued to Anastasios Tsonis, Corporate Controller); and

  - 2,699,201 options were issued to various employees.

  All of the foregoing options vest as follows:

(a) 25% of such options will vest and be exercisable on April 2, 2013; and

(b) an additional 1/48th of such options will vest and be exercisable on the first day of each calendar month beginning in May, 2013 and continuing for 35 additional consecutive calendar months until all such options are fully vested.

Formatted Table

Formatted Table

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In order to approve these prior grants of options, shareholders will be asked to approve the Prior Grant Resolution at our annual meeting. The affirmative vote of the holders of the majority of the shares of our common stock represented and voting at our annual general meeting will be required to approve the Prior Grant Resolution.

The full text of the Prior Grant Resolution is set out below.

"BE IT RESOLVED THAT:

1. The prior grant of a total of 10,645,034 options to acquire common shares under the Response Biomedical Corporation, or the Company, 2008 Stock Option Plan, or the Plan, as described in the information circular for this annual meeting, is hereby ratified, confirmed and approved;

2. Any one director or officer of the Company is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this resolution, including the filing of all necessary documents with regulatory authorities including the TSX."

Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE PRIOR GRANT RESOLUTION.

Shareholders should be aware that, if the Prior Grant Resolution is approved but the Option Pool Resolution is not approved, then the prior grants referred to above will not become effective because there will not be a sufficient number of shares issuable under our Plan to permit such issuance. If the Option Pool Resolution is approved but the Prior Grant Resolution is not approved, then the prior grants referred to above will not become effective but the number of shares issuable under our Plan will be increased to 24,200,000 and our board of directors will have discretion to issue options in the future (including to individuals who would have received the prior grants referred to above) consistent with the requirements of the Plan.

Number of Awards Granted to Employees, Consultants, and Directors

As of May 15, 2012, the total number of individuals entitled to participate in our Plan was 65 (i.e. 6 directors, 59 employees and no consultants). The following table sets forth (i) the aggregate number of common shares subject to options granted under our Plan on April 2, 2012; and (ii) the average per share exercise price of such options.

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Name of Individual or Group	Number of Shares Subject to Options Granted	Average Per Share Exercise Price
Peter A. Thompson, M.D.	3,333,333	$ 0.11
Barbara Kinnaird Steen, Ph.D.	1,290,000	$ 0.11
Patricia Massini	1,000,000	$ 0.11
Anastasios Tsonis	322,500	$ 0.11
All executive officers, as a group	5,945,833	$ 0.11
All directors who are not executive officers, as a group	2,000,000	$ 0.11
All employees who are not executive officers, as a group	2,699,201	$ 0.11

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PROPOSAL 5

APPOINTMENT OF AUDITORS

Since 1995, Ernst & Young has served as our auditors. This year, our board of directors, in conjunction with our audit committee, decided it was appropriate to institute a competitive bidding process to select a firm to be nominated as our auditor for 2012. The process involved reviewing the past performance of Ernst & Young LLP, or Ernst & Young, assessing our current needs and evaluating a total of five potential firms (including Ernst & Young). Following this review and evaluation, a process that included interviews and discussions with representatives from each candidate firm, our audit committee recommended, and our board of directors appointed, PricewaterhouseCoopers LLP, or PWC, as our independent registered public accounting firm for ratification by shareholders at our annual meeting.

Representatives of PWC will be present at our annual meeting and will be available to respond to appropriate questions from shareholders and to make a statement if they desire to do so. Representatives from Ernst & Young will not be present.

There have been no reportable events as defined in National Instrument 51-102 of the Canadian Securities Administrators between us and Ernst & Young. There have been no reservations contained in the reports of Ernst & Young on our annual financial statements for the last two fiscal years.

On May 2, 2012, the audit committee of our board of directors, or the Audit Committee, approved the dismissal of Ernst & Young as its certifying independent registered public accountant, subject to the completion of its quarterly review then in progress and the approval of the Company's shareholders, which approval is required for a change of auditors under the laws of British Columbia, Canada. None of the reports of Ernst & Young on the financial statements of the Company for either of the past two fiscal years contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern paragraph in Ernst & Young's report on our financial statements as of and for the years ended December 31, 2011 and 2010.

During the Company's two most recent fiscal years and any subsequent interim periods preceding the date of the audit committee approved the dismissal of Ernst & Young, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to Ernst & Young's satisfaction, would have caused them to refer to the subject matter of the disagreement(s) in connection with its report; and there were no "reportable events" as defined in Item 304(a)(1) of the Securities and Exchange Commission's Regulation S-K.

On May 2, 2012, the Audit Committee approved the engagement of PwC as its independent registered public accounting firm for the fiscal year ended December 31, 2012, subject to the approval of the Company's shareholders, which approval is required for a change of auditors under the laws of British Columbia, Canada.

During the two most recent years and any subsequent interim periods through the date of the approval of its engagement, neither the Company nor anyone engaged on its behalf has consulted with PwC regarding: (i) either the application

EXECUTIVE COMPENSATION

Our Executive Officers

The following table sets forth the name and position of each of the persons who were serving as our named executive officers as of April 26, 2012.

Name	Age	Position
Peter A. Thompson, M.D.(1)	53	Chairman of the Board and Chief Executive Officer
Richard A. Canote	52	Chief Financial Officer
Barbara Kinnaird Steen, Ph.D.	45	Vice President
Patricia Massitti	51	Vice President, Admin & Corporate Communications
Anastasios Tsonis	32	Corporate Controller

(1) ~~Effective May 1, 2012,~~ Dr. Thompson will resign from his position as the Company's interim chief executive officer and will be replaced by Jeffrey L. Purvin, whose biography is set forth below~~.~~, effective upon Mr. Purvin obtaining a Canadian work visa.

Peter A. Thompson, M.D., Chief Executive Officer

For a brief biography of Dr. Thompson, please see "Proposal 1—Election of Directors."

Jeffrey L. Purvin

Mr. Purvin has over 30 years of experience marketing both consumer and medical products. From November 2006 to December 2011, he was the Chairman and CEO of Calibra Medical, Inc., where he and his team developed and gained FDA clearance for a unique insulin delivery device, successfully positioning the company for an exit. Prior to Calibra, as Chairman and CEO of Metrika, Inc., from January 2004 to July 2006, Mr. Purvin and his team developed multiple, handheld, disposable, fingerstick-based, point-of-care, in-vitro diagnostic tests which the company sold directly to physicians, consumers and other companies. Before Metrika, from January 2001 to December 2003, Mr. Purvin was a divisional President at Datascope Corporation (a public company, later acquired by Maquet), where he was responsible for marketing interventional cardiology and radiology devices to hospitals, worldwide. Mr. Purvin previously served as Vice President, General Manager, in GlaxoSmithKline's $4B Consumer Healthcare division where he marketed scores of well-known, highly advertised consumer packaged goods. Mr. Purvin started his career at Bristol-Myers Squibb, where he marketed pharmaceuticals and consumer products to both physicians and consumers. Mr. Purvin is a member of the Board of Directors at Cardica, Inc. (NASDAQ: CRDC). Cardica markets a unique coronary bypass anastomosis connection device to surgeons, worldwide, and is currently developing a unique, multi-firing surgical stapler line. Mr. Purvin is Chair of Cardica's Compensation Committee and is a member of its Audit and Finance Committees. Mr. Purvin earned a B.A. from Brown University and an M.B.A from The Wharton School, University of Pennsylvania.

Richard A. Canote, Chief Financial Officer

Mr. Canote has over 28 years of experience, 18 of which are in the life sciences industry. Since 2008 Mr. Canote has worked in a consulting capacity, advising multiple small to mid-sized private and publicly held companies. Prior to that, he was the Vice President of Finance at Kémia, Inc., a private small molecule therapeutics company from July 2003, to January 2008. Mr. Canote was Vice President and Chief Financial Officer for GeneOhm Sciences from January 2001to June 2002. Prior to GeneOhm, Mr. Canote was the Vice President, Finance and Operations of Cytovia, Inc. from February 1998 to November 2000. Mr. Canote was previously with CoCensys, Inc. from 1993 through February 1998, initially serving as Controller and ultimately as Director Corporate Planning and Strategy. He previously spent ten years as a certified public accountant in public practice in Los Angeles and Newport Beach. Mr. Canote earned a B.S. degree in accounting from San Diego State University. Richard joined Response Biomedical Corporation as chief financial officer in 2012.

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Barbara Kinnaird Steen, Ph.D., Vice President

Joseph D. Keegan, Ph.D.	—	—
Barbara Kinnaird-Steen, Ph.D. (5)	337,697	*
Patricia Massitti (6)	403,100	*
Clinton H. Severson	—	—
Lewis J. Shuster	—	—
Peter A. Thompson, M.D. (7)	—	—
Anastasios Tsonis (8)	24,024	*
David Wang, M.D. (9)	148,609,756	75.4
All directors and executive officers as a group – sixteen (16) people (10)	150,936,576	76.5

(*) Represents beneficial ownership of less than 1%.
(1) Orbimed Advisors LLC's address is 601 Lexington Avenue, 54th Floor, New York, NY, 10022.
(2) Includes 67,024,128 shares subject to warrants exercisable within 60 days of February 15, 2012.
(3) Orbimed Advisors LLC's shares are beneficially owned through three entities: Orbimed Capital GP III LLC, OrbiMed Asia GP, L.P. and Orbimed Advisors Limited.
   - Orbimed Capital GP III LLC beneficially owns 92,501,350 shares which includes 41,707,675 shares subject to warrants exercisable within 60 days of February 15, 2012.
   - OrbiMed Asia GP, L.P beneficially owns 55,227,564 shares which includes 24,919,282 shares subject to warrants exercisable within 60 days of February 15, 2012.
   - OrbiMed Advisors Limited beneficially owns 880,482 shares which includes 397,171 shares subject to warrants exercisable within 60 days of February 15, 2012.

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(4) Includes:
   - 493,000 shares subject to warrants exercisable within 60 days of February 15, 2012 and 8,750 shares subject to options exercisable within 60 days of February 15, 2012.

(5) Includes:
   - 165,192 shares subject to warrants exercisable within 60 days of February 15, 2012 and 7,313 shares subject to options exercisable within 60 days of February 15, 2012.

(6) Includes:
   - 200,000 shares subject to warrants exercisable within 60 days of February 15, 2012 and 3,100 shares subject to options exercisable within 60 days of February 15, 2012.

(7) No shares will be beneficially owned within 60 days of February 15, 2012.
(8) Includes:
   - 11,012 shares subject to warrants exercisable within 60 days of February 15, 2012.

(9) 148,609,756 shares held beneficially by Jonathan Wang through his relationship with Orbimed Advisors LLC. Refer to footnotes 1 through 3 inclusive.
(10) See footnotes 4 through 10 inclusive.

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OTHER BUSINESS

Our board of directors does not know of any matter to be presented at our annual meeting which is not listed on the Notice of Annual Meeting and discussed above. If any other matters properly come before the 2012 annual meeting, it is the intention of the persons named in the proxy to vote the shares they represent as our board of directors may recommend. Discretionary authority with respect to such other matters is granted by a properly submitted proxy.

It is important that your shares be represented at the 2012 annual meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote as promptly as possible to ensure your vote is recorded.

By Order of the Board of Directors,

/s/ Peter A. Thompson, M.D.
Peter A. Thompson, M.D.
Chairman of the Board

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APPENDIX A

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